For Immediate Release

NEWS RELEASE

John Glen is Besra’s new Chief Financial Officer

Toronto, Canada: 1 August 2014 - Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) is pleased to announce the appointment of John Glen as the company’s new Chief Financial Officer from 1 August 2014.

In announcing the appointment, Besra CEO John Seton said, “It’s a pleasure to welcome John as our new CFO. He has worked with us on several projects over recent years and is a proven and trusted advisor. He was an obvious choice for the role.”

An Australian citizen, John Glen’s professional career spans almost 30 years in accounting and corporate finance and advisory roles. He is presently the founder and director of Meridian Corporate Advisory, an independent corporate advisory firm operating out of Sydney, Australia.

John’s extensive experience includes originating, marketing, documenting and executing across a broad range of corporate advisory and investment banking in resources and other sectors. He has specifically focused in recent years on analysing client needs, providing strategic corporate advice and tailoring financing solutions for start-up, growth, project development and expansion of businesses. John has advised on project and development finance across many commodities including gold, base metals, bulk materials, diamonds and specialty metals for projects in varied jurisdictions from Australasia and Asia to the Americas and Africa.

Prior to co-founding successful investment banking firm Prime Corporate Finance, John spent 13 years with Bankers Trust Australia Limited rising to become Vice President - Industry and Client Sector Group, where he was responsible for investment banking services in Western Australia.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com